FORM 6-K
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                   Report of Foreign Private Issuer


                  Pursuant to Rule 13a-16 or 15d-16
                of the Securities Exchange Act of 1934

                 For the month of May, 2004
                                 ------------

                  Commission File Number 1-4620
                                        --------

                 Crystallex International Corporation
          -----------------------------------------------------
             (Translation of registrant's name into English)

   18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
  -----------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F[x]          Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                      ------

On May 14, 2004, Crystallex is filing the following documents on SEDAR in Canada:

1. Unaudited Financial Statements for the three month period ended March 31, 2004;

2. Management's Discussion and Analysis for the three month period ended March 31, 2004; and

3. Press release containing a summary of the First Quarter results and Management's Discussion and Analysis for the three month period ended March 31, 2004.

Each of documents 1, 2, and 3, above, are attached.

The financial information contained in these documents was prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and reconciled to US GAAP.

Consolidated Financial Statements of


CRYSTALLEX INTERNATIONAL
CORPORATION


March 31, 2004

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN UNITED STATES DOLLARS)
-------------------------------------------------------------------------------

                                                          MARCH 31,        December 31,
                                                               2004                2003
                                                          ---------       -------------
                                                                    (Restated - Note 2)
        ASSETS

        CURRENT
          Cash and cash equivalents                   $  13,750,755       $  26,203,536
          Accounts receivable - trade                     2,475,369             860,901
          Accounts receivable - other                     2,000,000           2,089,260
          Production inventories (Note 4)                 2,757,215           1,751,703
          Prepaid expenses and other                      1,050,343             943,285
        -------------------------------------------------------------------------------
                                                         22,033,682          31,848,685

        PROPERTY, PLANT AND EQUIPMENT (Note 5)          104,393,972         102,274,263
        DEFERRED FINANCING FEES                             139,218             150,580
        -------------------------------------------------------------------------------
        TOTAL ASSETS                                  $ 126,566,872       $ 134,273,528
        ===============================================================================

        LIABILITIES

        CURRENT
          Accounts payable and accrued liabilities    $   6,201,998       $   6,968,598
          Current portion of deferred credit             26,884,462          20,210,104
          Current portion of long-term debt (Note 6)      2,715,000           1,030,000
        -------------------------------------------------------------------------------
                                                         35,801,460          28,208,702

        LONG-TERM DEBT (Note 6)                           4,258,000           6,458,000
        DEFERRED CREDIT                                  12,931,497          20,498,008
        -------------------------------------------------------------------------------
                                                         52,990,957          55,164,710
        -------------------------------------------------------------------------------
        MINORITY INTEREST                                   111,053             111,053
        -------------------------------------------------------------------------------

        SHAREHOLDERS' EQUITY

        SHARE CAPITAL (Note 7)                          185,366,274         171,994,591
        SPECIAL WARRANTS                                         --          11,886,581
        CONTRIBUTED SURPLUS                              28,781,001          25,808,171
        CUMULATIVE TRANSLATION ADJUSTMENT (Note 2)       (7,867,269)         (7,867,269)
        DEFICIT                                        (132,815,144)       (122,824,309)
        -------------------------------------------------------------------------------
                                                         73,464,862          78,997,765
        -------------------------------------------------------------------------------
                                                      $ 126,566,872       $ 134,273,528
        ===============================================================================

        The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN UNITED STATES DOLLARS)
-------------------------------------------------------------------------------

                                                        THREE MONTH        Three month
                                                       PERIOD ENDED       period ended
                                                          MARCH 31,          March 31,
                                                               2004               2003
                                                       ------------       ------------
                                                                    (restated - Note 2
                                                                          and Note 11)

       MINING REVENUE                                  $  3,943,322        $ 1,358,056
       -------------------------------------------------------------------------------

       OPERATING EXPENSES
         Operations                                       2,659,210          1,986,686
         Amortization                                     1,090,193            209,470
         Depletion                                          850,588             99,858
       -------------------------------------------------------------------------------
                                                          4,599,991          2,296,014
       -------------------------------------------------------------------------------
       OPERATING LOSS                                      (656,669)          (937,958)
       -------------------------------------------------------------------------------

       OTHER EXPENSES
         Amortization                                        24,594              2,709
         Interest on long-term debt                          86,570            410,771
         General and administrative                       2,714,701          2,141,324
       -------------------------------------------------------------------------------
                                                          2,825,865          2,554,804
       -------------------------------------------------------------------------------

       NON-HEDGE DERIVATIVE GAIN (LOSS)                  (2,732,885)         5,650,029
       -------------------------------------------------------------------------------

       INCOME (LOSS) BEFORE OTHER ITEMS                  (6,215,419)         2,157,267
       -------------------------------------------------------------------------------

       OTHER ITEMS
         Interest and other income                           27,620             16,749
         Foreign exchange gain (loss)                      (462,910)         1,267,136
         Write-down of marketable securities                     --            (66,896)
       -------------------------------------------------------------------------------
                                                           (435,290)         1,216,989
       -------------------------------------------------------------------------------
       INCOME (LOSS) FROM CONTINUING OPERATIONS          (6,650,709)         3,374,256
       DISCONTINUED OPERATIONS                                   --          1,069,438
       -------------------------------------------------------------------------------
       NET INCOME (LOSS) FOR THE PERIOD                $ (6,650,709)       $ 4,443,694
       ================================================================================

       BASIC AND DILUTED NET INCOME (LOSS) PER SHARE
         Continuing operations                         $      (0.04)       $      0.04
         Discontinued operations                                 --               0.01
       -------------------------------------------------------------------------------
                                                       $      (0.04)       $      0.05
       ================================================================================
       WEIGHTED AVERAGE NUMBER OF SHARES
          OUTSTANDING - Basic                           148,449,675         92,359,351
                        Diluted                         148,449,675         98,208,136
       ================================================================================

       The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

                                                                      THREE MONTH            Three month
                                                                     PERIOD ENDED           period ended
                                                                        MARCH 31,              March 31,
                                                                             2004                   2003
                                                                     ------------           ------------
                                                                                             (restated -
                                                                                                  Note 2
                                                                                            and Note 11)

       CASH FLOWS FROM CONTINUING
         OPERATING ACTIVITIES
           Income (loss) for the period - continuing operations      $ (6,650,709)           $ 3,374,256
           Adjustments to reconcile income (loss) to net
             cash used in operating activities:
               Amortization and depletion                               1,965,375                312,037
               Unrealized foreign exchange loss (gain)                     49,999               (308,015)
               Directors' fees                                             30,000                 30,000
               Unrealized non-hedge derivative gain                      (892,152)            (7,057,458)
               Stock option expense                                        45,618                     --
               Writedown of marketable securities                              --                 66,896

           Changes in other operating assets and liabilities
             (net of effects from purchase of subsidiaries):
               (Increase) decrease in accounts receivable              (1,525,208)                61,052
               Increase in production inventories                      (1,005,512)              (269,594)
               Increase in prepaid expenses and other                    (107,058)              (227,939)
               Increase in due from related parties                            --               (299,016)
               Decrease in accounts payable and
                 accrued liabilities                                     (766,600)              (826,901)
               Increase in due to related parties                              --              1,379,107
       -------------------------------------------------------------------------------------------------
                                                                       (8,856,247)            (3,765,575)
       -------------------------------------------------------------------------------------------------

       CASH FLOWS FROM INVESTING ACTIVITIES
         Investment in property, plant and equipment                   (4,073,722)            (1,538,231)
       -------------------------------------------------------------------------------------------------

       CASH FLOWS FROM FINANCING ACTIVITIES
         Issuance of common shares for cash                               992,188                     --
         Special warrants and warrants                                         --              2,496,780
         Debt borrowings                                                       --              1,468,665
         Debt repayments                                                 (515,000)               (16,500)
         Deferred financing fees                                               --               (216,798)
       -------------------------------------------------------------------------------------------------
                                                                          477,188              3,732,147
       -------------------------------------------------------------------------------------------------
       CASH FLOWS FROM CONTINUING OPERATIONS                          (12,452,781)            (1,571,659)
       CASH FLOWS FROM DISCONTINUED OPERATIONS                                 --                134,401
       -------------------------------------------------------------------------------------------------

       DECREASE IN CASH AND CASH EQUIVALENTS                          (12,452,781)            (1,437,258)
       CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                  26,203,536              3,606,213
       -------------------------------------------------------------------------------------------------
       CASH AND CASH EQUIVALENTS, END OF PERIOD                      $ 13,750,755            $ 2,168,955
       =================================================================================================

       Supplemental disclosure with respect to cash flows (Note 8)

       The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(UNAUDITED - PREPARED BY MANAGEMENT)
(RESTATED - NOTE 2)
(EXPRESSED IN UNITED STATES DOLLARS)
-------------------------------------------------------------------------------


                                                        Number of                  Number of
                                                         Common                     Special                     Number of
                                                         Shares        Amount       Warrants      Amount         Warrants
                                                      --------------------------------------------------------------------

       Balance at December 31, 2002                    91,722,278  $ 127,012,205    2,252,500  $   2,915,183    11,678,170
         Shares issued:
           On exercise of options                         270,000        332,500           --             --            --
           On conversion of warrants                    4,803,457      8,185,623           --             --    (4,803,457)
           For directors' fees                             40,080         57,000           --             --            --
           In settlement of mineral property dispute      229,283        542,766           --             --            --
           For settlement of bank loan and bank fees    2,348,184      2,114,811           --             --            --
           For financial advisory fees                    350,000        650,590           --             --            --
           For finders fee                                 61,695        109,705           --             --            --
           For legal fees                               1,281,124      2,179,579           --             --            --
           On conversion of notes                      17,036,967     16,444,612           --             --            --
         Conversion of special warrants                17,260,455     14,365,200  (17,260,455)   (14,365,200)           --
         Special warrants and warrants issued for cash         --             --   27,807,955     23,336,598    13,903,977
         Warrants issued for consulting fee                    --             --           --             --       900,000
         Warrants issued with convertible notes                --             --           --             --       150,000
         Warrants issued with promissory notes                 --             --           --             --       450,000
         Warrants expired during the year                      --             --           --             --    (2,235,918)
         Options issued to non-employees                       --             --           --             --            --
         Warrants extended during the year                     --             --           --             --            --
         Net loss for the year                                 --             --           --             --            --
       -------------------------------------------------------------------------------------------------------------------
       Balance at December 31, 2003                   135,403,523    171,994,591   12,800,000     11,886,581    20,042,772
         Adjustment for change in accounting policy
         for stock-based compensation (Note 3)                 --             --           --             --            --
         Shares issued:
           On exercise of options                         142,000        113,193           --             --            --
           On conversion of warrants                      522,220      1,291,909           --             --      (522,220)
           For directors' fees                             10,870         30,000           --             --            --
           For finders fee                                 19,232         50,000           --             --            --
         Conversion of special warrants                12,800,000     11,886,581  (12,800,000)   (11,886,581)           --
         Options issued to employees                           --             --           --             --            --
         Net loss for the period                               --             --           --             --            --
       -------------------------------------------------------------------------------------------------------------------
       Balance at March 31, 2004                      148,897,845  $ 185,366,274           --  $          --    19,520,552
       -------------------------------------------------------------------------------------------------------------------



                                                                                                        Equity
                                                                                           Currency    Component
                                                          Contributed                  Translation   of Convertible
                                                             Surplus      Deficit       Adjustment       Notes           Total
                                                          -----------------------------------------------------------------------

       Balance at December 31, 2002                         3,657,902  $ (60,745,630) $ (20,228,431) $   2,482,126  $  55,093,355
         Shares issued:
           On exercise of options                                  --             --             --             --        332,500
           On conversion of warrants                       (1,458,924)            --             --             --      6,726,699
           For directors' fees                                     --             --             --             --         57,000
           In settlement of mineral property dispute               --             --             --             --        542,766
           For settlement of bank loan and bank fees               --             --             --             --      2,114,811
           For financial advisory fees                             --             --             --             --        650,590
           For finders fee                                         --             --             --             --        109,705
           For legal fees                                          --             --             --             --      2,179,579
           On conversion of notes                                  --             --             --     (2,482,126)    13,962,486
         Conversion of special warrants                            --             --             --             --
         Special warrants and warrants issued for cash     21,428,845             --             --             --     44,765,443
         Warrants issued for consulting fee                 1,027,490             --             --             --      1,027,490
         Warrants issued with convertible notes               197,420             --             --             --        197,420
         Warrants issued with promissory notes                171,157             --             --             --        171,157
         Warrants expired during the year                          --             --             --             --             --
         Options issued to non-employees                      192,104             --             --             --        192,104
         Warrants extended during the year                    592,177       (592,177)            --             --             --
         Net loss for the year                                     --    (61,486,502)    12,361,162             --    (49,125,340)
       --------------------------------------------------------------------------------------------------------------------------
       Balance at December 31, 2003                        25,808,171   (122,824,309)    (7,867,269)            --     78,997,765
         Adjustment for change in accounting policy
         for stock-based compensation (Note 3)              3,340,126     (3,340,126)            --             --             --
         Shares issued:
           On exercise of options                                  --             --             --             --        113,193
           On conversion of warrants                         (412,914)            --             --             --        878,995
           For directors' fees                                     --             --             --             --         30,000
           For finders fee                                         --             --             --             --         50,000
         Conversion of special warrants                            --             --             --             --             --
         Options issued to employees                           45,618             --             --             --         45,618
         Net loss for the period                                   --     (6,650,709)            --             --     (6,650,709)
       --------------------------------------------------------------------------------------------------------------------------
       Balance at March 31, 2004                          $28,781,001  $(132,815,144) $  (7,867,269) $          --  $  73,464,862
       --------------------------------------------------------------------------------------------------------------------------
                                                                                                                               8

       The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN UNITED STATES DOLLARS)
-------------------------------------------------------------------------------

1.   SIGNIFICANT ACCOUNTING POLICIES

       The unaudited interim period consolidated financial statements of Crystallex International Corporation ("Crystallex" or "the Company") have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of the consolidated financial statements is based on the accounting policies and practices consistent with those used in the preparation of the Company's annual consolidated financial statements as at December 31, 2003 and for the year then ended except for the change in Functional and Reporting Currency (Note 2) and the changes in accounting policies (Note 3). These unaudited interim period consolidated financial statements do not contain all the disclosures required by Canadian generally accepted accounting principles and therefore should be read together with the audited annual consolidated financial statements and the accompanying notes thereto.

2.   CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

       Effective January 1, 2004, the functional currency of Crystallex was changed from the Canadian to US dollar. In general, this change results from an increase in the overall proportion of business activities conducted in US dollars. Concurrent with this change in functional currency, the Company adopted the US dollar as its reporting currency. Under Canadian GAAP, the change was effected by translating assets and liabilities at the existing US/Canadian dollar foreign exchange spot rate, while earnings were translated at the average rate for each period. Equity transactions have been translated at historic rates; with opening equity restated at the rate of exchange on January 1, 1999. The resulting net translation adjustment has been credited to the Cumulative Translation Adjustment.

3.   CHANGES IN ACCOUNTING POLICIES

       i)    Stock Based Compensation

       Effective January 1, 2004, the Company changed its accounting policy for stock-based compensation and adopted the fair value method of accounting for all its stock-based compensation. Previously the Company did not record stock options issued to employees as compensation expense and disclosed pro forma information on the fair value of stock-based compensation issued during the period in the notes to the financial statements. The Company has adopted this change retroactively with no restatement of the prior period. Under this method, compensation expense for stock options granted to employees is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted. The opening deficit and contributed surplus have been adjusted by $3,340,126 to reflect the cumulative adjustment of this change.

       ii)   Asset Retirement Obligations

       Effective January 1, 2004, the Company adopted the standard of the CICA handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN UNITED STATES DOLLARS)
-------------------------------------------------------------------------------

3.   CHANGES IN ACCOUNTING POLICIES (CONTINUED)

       The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice that involved expensing reclamation and closure costs through charges to income.

       The effect of the change has no material impact on these unaudited consolidated financial statements.

       iii)  Impairment of Long-Lived Assets

       Effective January 1, 2004 the Company adopted the recommendations of the CICA handbook section 3063 with respect to impairment of long-lived assets. The adoption of this standard has no material impact on the Company's unaudited consolidated financial statements.

4.   PRODUCTION INVENTORIES

                                                MARCH 31,        December 31,
                                                     2004                2003
                                                ---------        ------------

       Gold in dore                            $ 1,456,230       $   656,028
       Gold in process                             403,954           161,241
       Stockpiled ore                              286,045           178,743
       Consumables and spare parts                 610,986           755,691
       ----------------------------------------------------------------------
                                               $ 2,757,215       $ 1,751,703
       ======================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN UNITED STATES DOLLARS)
-------------------------------------------------------------------------------

5.   PROPERTY, PLANT AND EQUIPMENT

       The components of property, plant and equipment are as follows:

                                                       MARCH 31, 2004
                                          -------------------------------------------
                                                        ACCUMULATED
                                          COST, NET     AMORTIZATION
                                              OF             AND           NET BOOK
                                          WRITE-DOWN      DEPLETION          VALUE
                                          ----------    ------------       --------
       Plant and equipment               $ 17,360,975   $ 5,158,872      $ 12,202,103
       Mineral properties                  93,281,226     5,042,439        88,238,787
       Deferred exploration and
         development expenditures           4,949,601       996,519         3,953,082
       ------------------------------------------------------------------------------
                                         $115,591,802   $11,197,830      $104,393,972
       ==============================================================================

                                                     December 31, 2003
                                          ------------------------------------------
                                                        Accumulated
                                          Cost, Net     Amortization
                                              of             and          Net Book
                                          Write-down      Depletion         Value
                                          ----------    ------------      --------

       Plant and equipment               $  16,283,213  $  4,368,408    $  11,914,805
       Mineral properties                   90,607,329     4,191,851       86,415,478
       Deferred exploration and
         development expenditures            4,627,538       683,558        3,943,980
       ------------------------------------------------------------------------------
                                         $ 111,518,080  $  9,243,817    $ 102,274,263
       ==============================================================================

       Costs of mineral properties represent acquisition costs, net of write-downs, related to the following:

                                                           MARCH 31,     December 31,
                                                                2004             2003
                                                           ---------     ------------
       Cristinas Concessions                            $ 75,454,161     $ 72,780,264
       Bolivar Goldfields Properties                      12,148,626       12,148,626
       Albino 1 Concession                                 5,678,439        5,678,439
       ------------------------------------------------------------------------------
                                                          93,281,226       90,607,329
       Less: Accumulated depletion                        (5,042,439)      (4,191,851)
       ------------------------------------------------------------------------------
                                                        $ 88,238,787     $ 86,415,478
       ==============================================================================

Deferred exploration and development expenditures are not re-characterized as costs of mineral properties once production has commenced.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN UNITED STATES DOLLARS)
-------------------------------------------------------------------------------

6.   LONG-TERM DEBT

                                                     MARCH 31,    December 31,
                                                          2004            2003
                                                     ---------    ------------

       Bank loan                                  $  6,973,000    $  7,488,000
       Less: Current portion of long-term debt      (2,715,000)     (1,030,000)
       -----------------------------------------------------------------------
                                                  $  4,258,000    $  6,458,000
       =======================================================================


7.   SHARE CAPITAL

                                                                  MARCH 31,     December 31,
                                                                       2004             2003
                                                                  ---------     ------------
       Authorized
         Unlimited common shares, without par value
         Unlimited Class "A" preference shares, no par value
         Unlimited Class "B" preference shares, no par value
       Issued
         148,897,845 common shares (2003 - 135,403,523)       $ 185,366,274    $ 171,994,591
       =====================================================================================

       Warrants

       As at March 31, 2004, Common Share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

                                                                     Weighted
                                                                      Average
                                                                    Remaining
                                                     Number       Contractual
       Range of Exercise Price ($ Cdn)            of Shares      Life (Years)
       ----------------------------------------------------------------------
       $1.60 to $2.28                             4,717,194          1.32
       $2.85 to $3.58                            10,996,620          1.69
       $3.69 to $4.69                             3,806,738          0.47
       ----------------------------------------------------------------------
                                                 19,520,552
       ======================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN UNITED STATES DOLLARS)
-------------------------------------------------------------------------------

7.   SHARE CAPITAL (CONTINUED)

       Stock options

       The Company has a stock option plan that provides for the granting of options to executive officers, directors, employees and service providers of the Company. Under the stock option plan, the exercise price of each option equals the closing price of the Company's stock on the trading day immediately preceding the date of the grant. Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively.

       The following table is a summary of the status of stock options outstanding at March 31, 2004:

                                          Outstanding and Exercisable Options
                                         -------------------------------------
                                                          Weighted
                                                           Average    Weighted
                                                         Remaining     Average
       Range of                             Number     Contractual    Exercise
       Exercise Price ($ Cdn)            of Shares    Life (Years)       Price
       -----------------------------------------------------------------------

       $1.00 to $1.41                    2,146,500            3.40        1.10
       $1.50 to $2.20                    2,612,500            5.54        1.89
       $2.23 to $3.22                    4,215,000            6.68        2.54
       -----------------------------------------------------------------------
                                         8,974,000
       =======================================================================

       Supplemental information for stock-based compensation

       Effective January 1, 2004, the Company adopted, on a prospective basis, the fair value method of accounting for all stock options granted to employees (Note 3). The compensation expense recorded in the three months ended March 31, 2004 was $45,618. The counterpart is recorded as contributed surplus. Any consideration paid by employees on exercise of stock options is credited to share capital.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN UNITED STATES DOLLARS)
-------------------------------------------------------------------------------

7.   SHARE CAPITAL (CONTINUED)

       The following table presents the net income and net income per share for the period ended March 31, 2003 had the Company recorded stock options as compensation expense on the date of grant, which corresponds to the date on which the options automatically vest.


                                                            Three months ended
                                                                March 31, 2003
                                                          --------------------
                                                          (Restated - Note 11)

       Net income for the period                                    $4,443,694
       Incremental compensation expense                              (432,763)
       -----------------------------------------------------------------------
       Pro forma net income for the period                          $4,010,931
       =======================================================================

       Pro forma basic income per share                             $     0.05
       =======================================================================

8.   SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

                                                                2004     2003
                                                                ----     ----

       Cash paid during the period for interest             $ 86,570    $  --
       ======================================================================

       Cash paid during the period for income taxes         $     --    $  --
       ======================================================================

       Significant non-cash transactions for the three months ended March 31, 2004 included:

        i) The Company issued 10,870 common shares, with a value of $30,000, for directors' fees.

        ii) The Company issued 19,232 common shares, with a value of $50,000, for finder's fee.

        iii) The Company issued 12,800,000 common shares with a value of $11,886,581 on conversion of special warrants.

       Significant non-cash transactions for the three months ended March 31, 2003 included:


        i) The Company issued 18,495 common shares, with a value of $30,000, for directors' fees.

        ii) The Company issued 32,104 common shares, with a value of $52,125, for finder's fee.

        iii) The Company issued 1,417,529 common shares upon conversion of convertible and promissory notes, and accrued interest in the amount of $1,452,382.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN UNITED STATES DOLLARS)
-------------------------------------------------------------------------------

9.   SEGMENTED INFORMATION

       Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mining sector. Due to geographic and political diversity, the Company's mining operations are decentralized whereby mine general managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company's operations are therefore segmented on a district basis. The Company's only product is gold, produced from mines located in Venezuela.

       The segments' accounting policies are the same as those described in the summary of significant accounting policies except that other expenses, the non-hedge derivative loss and other items are not allocated to the individual operating segments when determining profit or loss, but are rather attributed to the corporate office.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN UNITED STATES DOLLARS)
-------------------------------------------------------------------------------

9.   SEGMENTED INFORMATION (CONTINUED)

                                                       BOLIVAR/                            DISCONTINUED INTERSEGMENT
                                          CORPORATE     ALBINO      EL CALLAO   CRISTINAS   OPERATIONS  ELIMINATIONS     TOTAL
                                          ----------   --------     ---------   ---------  ------------ ------------     -----
       2004
       Mining revenue                   $        --  $ 3,943,322  $        --  $        -- $        --  $        --  $  3,943,322
       Mining revenue - intersegment    $        --  $        --  $        --  $        -- $        --  $        --  $         --
       Operating costs                  $        --  $(2,494,722) $  (164,488) $        -- $        --  $        --  $ (2,659,210)
       Operating costs - intersegment   $        --  $        --  $        --  $        -- $        --  $        --  $         --
       Interest and other income        $    25,058  $     2,562  $        --  $        -- $        --  $        --  $     27,620
       Interest expense                 $   (20,635) $   (65,935) $        --  $        -- $        --  $        --  $    (86,570)
       Depletion and amortization       $   (22,474) $(1,942,901) $        --  $        -- $        --  $        --  $ (1,965,375)
       Segment profit/(loss)            $(5,664,666) $  (692,813) $  (293,230) $        -- $        --  $        --  $ (6,650,709)
       Segment assets                   $15,190,349  $35,789,031  $   133,331  $75,454,161 $        --  $        --  $126,566,872
       Capital expenditures             $   287,705  $ 1,112,119  $        --  $ 2,673,898 $        --  $        --  $  4,073,722
       ===========================================================================================================================
       2003 - (restated - Note 11)
       Mining revenue                   $        --  $   324,305  $ 1,033,751  $        -- $        --  $        --  $  1,358,056
       Mining revenue - intersegment    $        --  $ 1,055,064  $        --  $        -- $        --  $(1,055,064) $         --
       Operating costs                  $        --  $  (251,903) $(1,734,783) $        -- $        --  $        --  $ (1,986,686)
       Operating costs - intersegment   $        --  $        --  $(1,055,064) $        -- $        --  $ 1,055,064  $         --
       Interest and other income        $     8,089  $     8,660  $        --  $        -- $        --  $        --  $     16,749
       Interest expense                 $  (290,816) $  (119,955) $        --  $        -- $        --  $        --  $   (410,771)
       Depletion and amortization       $    (2,709) $  (224,693) $   (84,635) $        -- $        --  $        --  $   (312,037)
       Segment profit/(loss)            $ 4,976,110  $  (495,369) $(1,106,485) $        -- $ 1,069,438  $        --  $  4,443,694
       Segment assets                   $ 7,583,490  $29,678,475  $12,178,098  $54,786,875 $13,659,892  $        --  $117,886,830
       Capital expenditures             $   381,700  $        --  $    48,566  $ 1,107,965 $        --  $        --  $  1,538,231
       ===========================================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN UNITED STATES DOLLARS)
-------------------------------------------------------------------------------

9.   SEGMENTED INFORMATION (CONTINUED)

       Geographic information:

                                         Mining Revenue                  Property, Plant and Equipment
                                --------------------------------     ------------------------------------
                                 Three Month       Three Month
                                 Period Ended      Period Ended
                                March 31, 2004    March 31, 2003     March 31, 2004     December 31, 2003
                                --------------    --------------     --------------     -----------------

       Venezuela                  $ 3,943,322       $ 1,358,056       $ 104,040,304       $  95,820,966
       Discontinued
         operations                        --                --                  --           6,413,097
       --------------------------------------------------------------------------------------------------
       Total Foreign                3,943,322         1,358,056         104,040,304         102,234,063
       Canada                              --                --             353,668              40,200
       --------------------------------------------------------------------------------------------------
       Total                      $ 3,943,322       $ 1,358,056       $ 104,393,972       $ 102,274,263
       ==================================================================================================

10.  EVENTS SUBSEQUENT TO MARCH 31, 2004

       Public Equity Offering

       On April 5, 2004, the Company completed a Cdn. $100 million public equity offering whereby 25,000,000 common shares were issued at Cdn. $4.00 per common share. The net proceeds received by the Company in US dollars, after considering the underwriters' fee, amounted to US$71,694,731. On April 28, 2004, the over-allotment option granted to the underwriters in connection with this public equity offering was fully exercised and an additional 3,750,000 common shares were issued at Cdn. $4.00 per common share. The net proceeds received by the Company in US dollars, after considering the underwriters' fee, amounted to US$10,475,873. The Company estimates that additional expenditures related to this public equity offering and over-allotment will amount to approximately US$400,000.

11.      PRIOR PERIOD RESTATEMENT

       In July 2003, the Company issued its consolidated financial statements for the year ended December 31, 2002 which included a prior period restatement relating to commodity derivative contracts as described herewith.

       The restatement, made by management subsequent to the release of the unaudited interim consolidated financial statements as at March 31, 2003 and for the three-month period then ended, had the following effect on net (loss) income and earnings per share, as previously reported for the three-month period ended March 31, 2003:

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN UNITED STATES DOLLARS)
-------------------------------------------------------------------------------

12.  PRIOR PERIOD RESTATEMENT (CONTINUED)


       Net loss for the period, as originally reported                     $   (20,988)

       Restatement for commodity derivative contracts                        4,464,682
       -------------------------------------------------------------------------------
       Net income for the period, as restated                              $ 4,443,694
       ===============================================================================

       Earnings per share, basic and diluted, as previously reported       $     (0.00)

       Per share effect of above noted restatement on net income (loss)           0.05
       -------------------------------------------------------------------------------
       Earnings per share, basic and diluted, as restated                  $      0.05
       ===============================================================================

       COMMODITY DERIVATIVE CONTRACTS

       Written call options

       Management has reclassified premiums received, previously reported in revenue, as a liability (deferred credit) on the balance sheet and has recorded in income the mark to market adjustments to the recorded liabilities for options outstanding at the end of each year. The change in fair value of the liability has been recorded as a non-hedge derivative (loss) gain.

       Fixed forward contracts

       Management has redesignated its forward contracts as trading activity and accordingly has recorded the estimated fair values of these contracts on the balance sheet and related mark to market adjustments for changes in estimated fair values in the statements of operations as non-hedge derivative loss. Mining revenue has also been restated to reclassify settlement gains and losses on fixed forward contracts as non-hedge gains or losses.

                      CRYSTALLEX INTERNATIONAL CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004
           (ALL DOLLAR AMOUNTS IN US DOLLARS, UNLESS OTHERWISE STATED)

Management's Discussion and Analysis ("MD&A") of the financial condition and results of the operations of Crystallex International Corporation ("Crystallex" or the "Company") should be read in conjunction with the unaudited consolidated financial statements and the related notes. Effective January 1, 2004, the Company prepares and files its unaudited consolidated financial statements and MD&A in United States dollars.

HIGHLIGHTS

    o Las Cristinas 20,000 tonne per day feasibility study approved by the Corporacion Venezolana de Guayana, (CVG) on March 8.

    o SNC-Lavalin Engineers & Constructors Inc., (SNCL) commenced EPCM work for Las Cristinas.

    o SNCL completed a feasibility study for a 40,000 tonne per day (tpd) operation at Las Cristinas.

    o Johan van't Hof appointed as an independent member of the Board of Directors of Crystallex and as Chairman of the Audit Committee.

    o Reduced gold hedges by 33,550 ounces, or approximately 10% since year-end 2003.

    o   Net loss for the quarter of $6.7 million.

    o Subsequent to quarter end, closed a common share financing for net proceeds of $82.2 million.

    o On April 15, the Las Cristinas Environmental Impact Study (EIS) was submitted to the CVG and The Ministry of the Environment and Natural Resources.

KEY STATISTICS

------------------------------------------------------------------------------------------------------------
                                                                               Three Months Ended March 31,
                                                                                     2004              2003
------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Gold Production (ounces)                                                           12,006             4,325
Gold Sold (ounces)                                                                  9,614             4,166
Per Ounce Data:
     Total Cash Cost (1)                                                             $277              $477
     Average Realized Gold Price                                                     $401              $346
     Average Spot Gold Price                                                         $408              $352

FINANCIAL RESULTS ($ THOUSANDS)
Revenues                                                                           $3,943            $1,358
Net Income (Loss)                                                                 ($6,651)           $4,444
Net Income (Loss) per Basic Share                                                  $(0.04)            $0.05
Cash Flow from Operating Activities(2)                                            ($8,856)          ($3,766)

FINANCIAL POSITION ($ THOUSANDS)                                             At March 31,       At Dec. 31,
                                                                             ------------       -----------
                                                                                     2004              2003
                                                                                     ----              ----
Cash and Equivalents                                                              $13,751           $26,204
Working Capital (Deficiency)                                                     $(13,768)           $3,640
Total Debt                                                                         $6,973            $7,488
Shareholders' Equity                                                              $73,465           $78,998
Common Shares Outstanding                                                     148,897,845       135,403,523
------------------------------------------------------------------------------------------------------------

(1) Total Cash Costs are calculated in accordance with The Gold Institute Standards. For an explanation, refer to the section on Non-GAAP measures. The calculation is based on ounces of gold sold, not ounces produced.
(2) Cash flow after working capital changes and before capital expenditures.

FINANCIAL RESULTS OVERVIEW

Gold sales revenue for the quarter ended March 31, 2004 more than doubled to $3.9 million, as compared with $1.4 million for the corresponding quarter in 2003. The increase in revenue was attributable to selling more ounces of gold and realizing a higher average gold price. The Company produced 12,006 ounces of gold and sold 9,614 ounces during the first quarter of 2004, compared with 4,325 ounces produced and 4,166 ounces sold in the year earlier quarter. The average realized price during the first quarter of 2004 was $401 per ounce, as compared with an averaged realized price of $346 per ounce in the first quarter of 2003. The higher realized price reflects higher spot gold prices, which averaged $408 per ounce during the first quarter of 2004, as compared with $352 per ounce for the same period in 2003.

For the three months ended March 31, 2004, Crystallex recorded a loss of $6.7 million or $0.04 per share, inclusive of a non-hedge derivative loss of $2.7 million. For the same period in 2003, Crystallex had net income of $4.4 million or $0.05 per share, including a non-hedge derivative gain of $5.7 million.

Cash flow from operating activities for the first quarter of 2004 was negative $8.9 million as compared with negative $3.8 million for the comparable quarter in 2003. A positive mine operating margin (revenue less mine operating costs) of approximately $1.3 million was offset by $2.7 million of general and administrative expenses. In addition, the Company spent $3.6 million to financially settle gold contract positions during the quarter, which contributed to the cash flow deficit. The impact of the cash expenditures on the gold hedge book is reflected in the non-hedge derivative loss. Cash flow was also negatively impacted by a $3.4 million net change in working capital items during the quarter.

PROJECT DEVELOPMENT AND OPERATIONS  REVIEW

LAS CRISTINAS

Crystallex continued to further advance the exploitation and development of Las Cristinas during the first quarter of 2004. As reported recently, Crystallex is building an experienced project development team and during the first quarter hired a VP Technical Services, a Corporate Manager, Projects and a VP Environment. In addition, a Manager, Mining and a Manager, Health and Safety have been hired for Las Cristinas.

Work commenced under the Engineering, Procurement and Construction Management
(EPCM) contract that was awarded to SNCL on March 25, 2004. The Corporate Manager, Projects for Crystallex has moved to SNCL's offices to oversee the EPCM work. Progress on the EPCM contract to date includes:

    o   The process plant flowsheet was confirmed and the layout was determined.
    o Specifications for long lead-time equipment have been issued to vendors for competitive quotes.
    o The mine equipment fleet has been simplified from two fleets to one. The Feasibility Study contemplated a fleet of smaller trucks for mining the softer saprolite ore and a fleet of larger trucks and shovels for the harder bedrock ore. Based upon a review and tour of mining practices at operations with similar mining characteristics, the Company has decided to use 100 tonne trucks for mining in both saprolite and bedrock ores.

In addition, geotechnical and hydrogeological drill programs are underway under the supervision of SNCL. The geotechnical drilling is designed to determine soil conditions in the area of the process plant and the tailings management facility, while the hydrogeological drilling will assist in determining and monitoring below surface water flows. The drilling should be completed by the end of May. Further studies are also being conducted at Lakefield Research on waste rock and ore chemistry.

The second phase of the Las Cristinas socio-economic study has recently started and will take approximately three months in the field to complete. The second phase includes completing the socio-economic baseline data collection, undertaking a socio-economic impact study and developing a socio-economic mitigation plan.

During the first quarter of 2004, SNCL completed a full feasibility study for Las Cristinas based on a 40,000 tpd processing rate. The initial (base case) feasibility study completed by SNCL in September 2003 contemplated a 20,000 tpd processing rate. The 40,000 tpd study demonstrates that the already favourable economics of the 20,000 tpd base case can be materially improved by constructing a larger scale operation. The 40,000 tpd study will provide Crystallex with the flexibility to establish early in the project life a 40,000 tpd operation subject to sufficient financing capacity in the equity and/or debt markets. Crystallex is designing the 20,000 tpd operation to allow for an expansion to 40,000 tpd while minimizing expenditures for alterations to the 20,000 tpd operation during the expansion.

Under the 40,000 tpd case, proven and probable reserves, at a $325 per ounce gold price, are estimated at 11.1 million ounces. Gold production averages almost 500,000 ounces per year over a twenty year mine life, and is approximately 550,000 ounces per year for the first five years. Average annual cash costs are $153 per ounce for the first five years and $193 per ounce over the project life. Using a $325 per ounce gold price, the unleveraged, pre-tax IRR is 16.8%. At $375 per ounce, the IRR rises to 24.3%.

Key project highlights contained in the 20,000 tpd and 40,000 tpd feasibility studies are tabled below:

-------------------------------------------------------------------------------------------------------------
                                                                     20,000 TPD             40,000 TPD
-------------------------------------------------------------------------------------------------------------
Reserves(1) (at $325 per ounce)                                 246 million tonnes @   297 million tonnes @
                                                                      1.29 g/t               1.17 g/t
                                                                10.2 million ounces     11.1 million ounces

Mine Life                                                             34 Years               21 Years
Strip Ratio                                                             1.34                   1.04
Metallurgical Recovery                                                  89%                     89%

Average Annual Production - Life of Mine                              266,000                 490,000
Average Annual Production - First Five Years                          311,000                 549,000

Average Cash Cost with Royalties - Life of Mine                       $197/oz                 $193/oz
Average Cash Cost with Royalties - First Five Years                   $144/oz                 $153/oz

Average Operating Cost - Life of Mine                               $6.70/t ore             $5.97/t ore

Development Capital Cost                                            $243 million           $365 million
VAT Estimate                                                        $39 million             $59 million

Undiscounted Free Cashflow @ $325 Gold                              $742 million           $745 million
Undiscounted Free Cashflow @ $375 Gold                              $1.2 billion           $1.2 billion

IRR @ $325 Gold Pre-Tax                                                13.8%                   16.8%
IRR @ $325 Gold After-Tax                                              10.5%                   12.1%

IRR @ $375 Gold Pre-Tax                                                19.4%                   24.3%
IRR @ $375 Gold After-Tax                                              14.6%                   17.5%
-------------------------------------------------------------------------------------------------------------

 (1) Mineral reserve estimates in the Feasibility Studies have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy, and Petroleum as adopted by the Canadian Securities Regulators in National Instrument 43-101 and also meet SEC Industry Guide 7 reserve definitions.

PRODUCTION

------------------------------------------------------------------------------
                                                 Three Months Ended March 31,
GOLD PRODUCTION (OUNCES)                               2004              2003
------------------------------------------------------------------------------
     La Victoria                                          0             3,176
     Tomi Open Pits                                  10,214               387
     Tomi Underground                                   824                 0
     Purchased Material                                 968               762
TOTAL GOLD PRODUCTION (OUNCES)                       12,006             4,325
------------------------------------------------------------------------------

Gold production in the first quarter of 2004 was 12,006 ounces, an improvement on the 4,325 ounces produced in the comparable period in 2003. The production gains are attributable, in the main, to improvements in equipment availability and utilization, which provided for a steady supply of ore to the Revemin mill, and improved operating performance at the mill itself. Revemin processed eighty percent more ore in the first quarter of 2004 than in the same quarter in 2003. In addition, both higher gold recoveries and higher ore grades contributed to the increase in production. In the first quarter of 2004, gold recovery averaged 92% and the average grade was 3.92 g/t, while in the same period in 2003 gold recovery averaged 71% and the average grade was 2.84 g/t.

The improvements in mine equipment and mill operating performance are a result of providing capital to the operations in the fourth quarter of 2003 for spare parts, equipment maintenance, new equipment and mill reagents. Higher recoveries and ore grades were achieved by mining exclusively at the Tomi deposits in the first quarter of 2004. The Tomi ore is higher grade and higher gold recoveries are achieved than when processing the refractory ore from the La Victoria deposit.

TOMI

----------------------------------------------------------------------------
                                               Three Months Ended March 31,
100% Basis                                          2004               2003
----------------------------------------------------------------------------
TOMI OPEN PITS (100% CRYSTALLEX)
Tonnes Ore Mined                                 104,000             9,000
Tonnes Waste Mined                               826,000            17,000
Tonnes Ore Processed                              98,000             8,000
Average Grade of Ore Processed (g/t)                3.52              2.17
Recovery Rate (%)                                     93%               73%
----------------------------------------------------------------------------
Production (ounces)                               10,214               387
TOMI UNDERGROUND (100% CRYSTALLEX)
Tonnes Ore Mined                                   5,400                 0
Tonnes Ore Processed                               4,500                 0
Average Grade of Ore Processed (g/t)                6.01                 0
Recovery Rate (%)                                     94%                0%
----------------------------------------------------------------------------
Production (ounces)                                  824                 0
----------------------------------------------------------------------------

On the Tomi concession, the Company is conducting mining activities at the Milagrito and Mackenzie open pit mines and the Charlie Richards underground mine. At the open pit mines, all ore production in the first quarter came form the Milagrito mine, while the focus at Mackenzie was waste stripping. Gold production from the open pits was 10,214 ounces during the first quarter of 2004, as compared with 387 ounces for the comparable period in 2003. The Company did not make a decision to reactivate mining at the open pits until late in March, 2003 (and did not shift all open pit mining activities to Tomi until the end of the third quarter of 2003 after the decision to temporarily suspend mining at La Victoria). Reserves are expected to be depleted at Milagrito later in the year, at which time production will move to the Mackenzie pit and possibly the Fosforito deposit which is presently under evaluation.

Ramp development and mining operations continue to advance toward design levels at the Charlie Richards underground mine, however, progress during the first quarter was slowed due to delays in releasing new equipment from customs. At the end of April, a scooptram, an underground truck, man carriers and two drills arrived at the mine site. A second scooptram and underground truck have arrived at port. The receipt of the second truck and scooptram at site, expected by the end of May, should allow operations to achieve the planned mining rate of 200 tonnes of ore per operating day by the fourth quarter of the year.

LA VICTORIA

-------------------------------------------------------------------------
                                            Three Months Ended March 31,
100% Basis                                       2004               2003
-------------------------------------------------------------------------
LA VICTORIA (51% CRYSTALLEX)(1)
Tonnes Ore Mined                                    0             48,000
Tonnes Waste Mined                             82,000            146,000
Tonnes Ore Processed                                0             48,000
Average Grade of Ore Processed (g/t)                0               2.91
Recovery Rate (%)                                   0%                71%
-------------------------------------------------------------------------
Production (ounces)                                 0              3,176
-------------------------------------------------------------------------
(1) Crystallex owns 80% of El Callao Mining Corp, which in turn has an indirect 51% equity interest in La Victoria through the Venezuelan holding company, Osmin Holdings Limited. However, Crystallex has an 87.5% share of the distributable cashflow from Osmin until the first $4.0 million of debt owing from Osmin is repaid. Thereafter, Crystallex has a 75% share of the cashflow until the total debt from Osmin due indirectly to Crystallex (approximately $23.6 million at March 31, 2004) is fully repaid and a 51% share thereafter. Presently, there is no distributable cashflow, and Crystallex reports all production and reserves for its account.

At the end of the third quarter of 2003, the Company suspended operations at the La Victoria mine. It was determined that a large proportion of the unoxidized ore is refractory and, as a result of low gold recoveries, the ore is uneconomic to process in a conventional cyanide-in-leach processing circuit. Preliminary metallurgical bench testwork demonstrated that the ore is amenable to pre-treatment with a Bio-Oxidation process and the Company has shipped an ore sample to South Africa to further assess the Bio-Oxidation process in a pilot plant test.

As reported, at year-end 2003, the Company wrote-down the carrying value of La Victoria by $14.5 million, reducing the carrying value to zero as it was determined that the asset value, based upon reserves at December 31, 2003, was less than the net book value. A drilling program is currently underway at La Victoria and when the new reserve estimate and Bio-Oxidation pilot plant results are available in the third quarter, the Company will undertake an evaluation to determine if installation of a Bio-Oxidation plant is economically viable.

REVEMIN MILL

---------------------------------------------------------------------------
                                              Three Months Ended March 31,
100% Basis                                           2004             2003
---------------------------------------------------------------------------
REVEMIN MILL
La Victoria Ore Processed (tonnes)                      0           48,000
Tomi Open Pit Ore Processed (tonnes)               98,000            8,000
Tomi Underground Ore Processed (tonnes)             4,500                0
Purchased Material Ore Processed (tonnes)          18,000           11,000
---------------------------------------------------------------------------
TOTAL ORE PROCESSED (TONNES)                      120,500           67,000
HEAD GRADE OF ORE PROCESSED (G/T)                    3.39             2.84
TOTAL RECOVERY RATE (%)                               92%              71%
TOTAL GOLD RECOVERED (OUNCES)                      12,006            4,325
---------------------------------------------------------------------------
VENEZUELA - COSTS (US$/OUNCE)(1)
TOTAL CASH COST PER OUNCE SOLD                       $256             $516
COST PER TONNE OF  ORE PROCESSED                    $8.94            $9.47
---------------------------------------------------------------------------
(1) Ore from Tomi, La Victoria and purchased material is processed at the Company's Revemin mill.

The Revemin mill operated at full capacity of approximately 1,350 tonnes per day during the first quarter of 2004. This compares favourably with an operating rate of just 55% of capacity during the first quarter of 2003. The low rate in the first quarter of 2003 was due to insufficient ore feed from the La Victoria mine. Improved equipment availability and utilization at the Tomi open pits ensured a steady feed of ore to Revemin during the first quarter of 2004.

Crystallex continued with a $1.0 million modernization project at Revemin in the first quarter of 2004. The project entails upgrading a number of areas in the plant including the grinding circuit, the carbon-in-leach circuit, carbon conditioning, air and water distribution and automation. The project is designed to improve efficiency and safety and increase the processing capacity to approximately 1,500 tonnes per day upon completion by the middle of 2005.

INCOME STATEMENT

GOLD SALES REVENUE

Gold sales revenue for the first quarter of 2004 was $3.9 million, as compared with $1.4 million for the comparable period in 2003. The increase in revenue was a result of selling more ounces of gold at a higher average realized price. Crystallex produced 12,006 ounces of gold in the first quarter of 2004 and sold 9,614 ounces of gold as compared with production of 4,325 ounces and sales of 4,166 ounces in the first quarter of 2003. The ounces recognized as sold during the quarter are less than ounces produced as revenue is recognized when the gold is sold. Crystallex receives the spot price of gold for its gold sales and realized an average price of $401 per ounce on gold sales in the first quarter of 2004. The average realized price during the first quarter of 2003 was $346 per ounce. The spot price of gold averaged $408 per ounce during the first quarter of 2004, as compared with $352 per ounce for the comparable period in 2003.

OPERATING EXPENSES

The total cash cost during the first quarter of 2004 was $277 per ounce of gold sold, an improvement over the $477 per ounce for the comparable period in 2003. As noted, the improvement is largely due to improved mill throughput, higher equipment availability, the processing of higher grade ore and better gold recoveries.

GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative expenses were $2.7 million for the first quarter of 2004, up from $2.1 million for the corresponding quarter in 2003. The current quarter was primarily impacted by higher compensation due to hiring five executives who were not employees during the first quarter of 2003.

FORWARD SALES AND WRITTEN CALL OPTIONS

During the first quarter of 2004, the Company continued towards its goal of eliminating its gold contract positions. A total of 33,550 ounces of call options were settled financially during the quarter at a cost of $3.6 million. Crystallex intends to continue to settle financially contract positions at opportune times throughout the remainder of the year. The Company also plans to negotiate with its counterparties to roll certain 2004 contract positions to future periods.

As tabled below, at March 31, 2004, the Company's derivative position was comprised of 125,856 ounces of fixed forward contracts at an average price of US$305 per ounce, and 190,619 ounces of call options sold at an average price of US$303 per ounce.

-------------------------------------------------------------------------------------------------
                                              2004           2005            2006          TOTAL
-------------------------------------------------------------------------------------------------
Fixed Forward Gold Sales (ounces)           43,430         42,430          39,996        125,856
Average Price (US$/ounce)                     $300           $305            $310           $305
Written Gold Call Options (ounces)          93,687         94,932           2,000        190,619
Average Exercise Price (US$/ounce)            $298           $309            $348           $303
TOTAL (OUNCES)                             137,117        137,362          41,996        316,475
AVERAGE PRICE (US$/OUNCE)                     $299           $308            $312           $304
-------------------------------------------------------------------------------------------------

Accounting for Derivative Instruments

The Company's existing forward sales and call options are designated as derivatives so they do not qualify for the normal sales exemption, (or hedge accounting) for accounting treatment. The Company's metal trading contracts are recorded on the Balance Sheet at fair market value. Crystallex has no off-balance sheet gold contracts. Changes in the fair value of derivatives recorded on the Balance Sheet are recorded in earnings as an unrealized non-hedge derivative (loss) gain in the Statement of Operations. The gains and losses occur because of changes in commodity prices and interest rates.

The variation in the fair market value of options and forwards from period to period can cause significant volatility in earnings. This fair market value adjustment is an unrealized loss that may impact the Company's cash flow. For the first quarter of 2004, the total unrealized mark-to-market gain on the non-hedge derivative positions was approximately $900,000. In addition, realized losses of $3.6 million arising from financial settlement of contracts were also recognized.

Mark-to-Market (Fair Value)

At March 31, 2004, the unrealized mark-to-market value of the Company's gold forward sales and call options, calculated at the quarter end spot price of US$424 per ounce was negative $39.8 million. This fair value is recorded on the Balance Sheet as a liability (Deferred Credit) and represents the replacement value of these contracts based upon the spot gold price at March 31, 2004 and does not represent an obligation for payment. The Company's obligations under the forward sales contracts are to deliver an agreed upon quantity of gold at a predetermined price by the maturity date of the contract, while delivery obligations under the call options sold are contingent upon the price of gold and will take effect if the gold price is above the strike price of the relevant contract at its maturity date and the option is exercised by the option holder.

In circumstances where the Company is unable to meet the obligations under the fixed forward sales or call options, the Company may negotiate with the counterparty to defer the expiry date of the forward sale or call option, or purchase gold in the market, or settle the positions financially. If the Company were to purchase gold in the market or settle financially the contracts, it would result in a reduction of the Company's cash. The table below illustrates the cash requirement if the Company had to financially settle contract positions in excess of planned production. The analysis assumes the Company resumes operations at La Victoria, the Albino mine is developed on schedule and excludes future Las Cristinas production. It also assumes the Company is unable to roll existing contracts to future periods. The March 31, 2004 spot gold price of US$424 per ounce is used.

---------------------------------------------------------------------------------------------------
US$ MILLIONS                                       2004          2005         2006         TOTAL
---------------------------------------------------------------------------------------------------
Total ounces Committed                          137,117       137,362       41,996       316,475
Planned Production(2)                            36,000(1)     75,000       65,000       176,000
Excess Committed Ounces                         101,117        62,362          nil       163,479
Average Committed Price (US$/oz)                   $298          $309         $348          $302(3)
Average Assumed Spot Price (US$/oz)                $424          $424         $424          $424
CASH REQUIRED TO SETTLE EXCESS POSITIONS          $12.7          $7.2          NIL         $19.9
---------------------------------------------------------------------------------------------------

(1) represents forecast production for the period April-December 2004.
(2) Production forecast excludes Las Cristinas.
(3) Represents the average price for the years 2004 and 2005 in which there are excess committed ounces.

The Company cautions readers not to place undue reliance on the projected production figures illustrated above. As noted under "Forward Looking Statements" in the Company's Annual Report, predictions and forecasts involve inherent risks and uncertainties. A number of factors could cause actual results to differ from plans.

LIQUIDITY AND CAPITAL RESOURCES

WORKING CAPITAL

At March 31, 2004, the Company's working capital position was negative $13.8 million. The working capital deficiency is largely due to a $26.9 million deferred credit related to the mark-to-market value of the Company's gold contract position that is included in current liabilities.

Cash and cash equivalents decreased by $12.4 million during the first quarter of 2004, from $26.2 million at December 31, 2003 to $13.8 million at March 31, 2004. Operating activities utilized $8.9 million of cash, while capital expenditures utilized $4.1 million, with financing activities contributing $0.5 million. Subsequent to quarter end, the Company improved its cash position with an $82.2 million common share financing. Cash at April 30, 2004 was $89 million.

CASH FLOW FORM OPERATIONS

Crystallex's operating cash flow (before capital expenditures) was negative $8.9 million for the first quarter of 2004. For the comparable period in 2003, operating cash flow was negative $3.8 million. Cash from gold sales during the first quarter of 2004 generated a $1.3 million margin over direct costs of gold production, however, this was insufficient to cover $2.7 million of general and administrative expenses and $3.6 million spent during the quarter to financially settle gold contract positions. Cash flow was also negatively impacted by a $3.4 million net change in working capital items during the quarter.

The operating cash flow deficit for the first quarter of 2004 was $5.0 million higher than the deficit for the same period in 2003. The increase in the cash flow deficit was mainly due to increases in cash utilized for changes in working capital items and for settling gold contracts. These increases were partially offset by an improvement of approximately $2.0 million in the mine operating margin (revenues less mine operating costs), from a deficit of $629,000 for the first quarter of 2003 to positive mine operating cash flow of $1.3 million in the current quarter.

INVESTING ACTIVITIES

Capital expenditures during the first quarter totalled $4.1 million, as compared with $1.5 million for the same period in 2003. The increase in the current quarter was attributable to higher spending on the Las Cristinas project as well as on the Tomi concession and the Revemin mill. Capital expenditures for the first quarters of 2004 and 2003 were as follows:

-------------------------------------------------------------------------------
US$ millions                  FIRST QUARTER 2004        FIRST QUARTER 2003
-------------------------------------------------------------------------------
Las Cristinas                        $2.7                      $1.1
Revemin and Tomi                     $1.1                      $0.0
El Callao (La Victoria)              $0.0                      $0.1
Corporate                            $0.3                      $0.3
                                     ----                      ----
Total                                $4.1                      $1.5
-------------------------------------------------------------------------------

The Company is forecasting capital expenditures of $80 million on the Las Cristinas project in 2004, although the timing of the expenditures is dependent upon the receipt of all required project permits. Crystallex intends on funding the planned expenditures for 2004 with existing cash balances.

FINANCING ACTIVITIES

Debt repayments were $515,000 during the first quarter of 2004. The next scheduled principal repayment of $515,000 is due on July 2004. At March 31, 2004, total debt amounted to approximately $7 million.

Subsequent to quarter end, on April 5, 2004, the Company closed an equity financing of 25 million common shares at C$4.00 per share raising net proceeds of $71.7 million. The common share financing had an over-allotment option of
3.75 million shares at C$4.00 per share, which closed on April 28, 2004 and raised additional net proceeds of $10.5 million. Total gross proceeds amounted to $82.2 million.

OUTSTANDING SHARE DATA

At April 30, 2004, 179,498,492 of common shares of Crystallex were issued and outstanding. In addition, at April 30, 2004 options to purchase 10,286,500 common shares of Crystallex were outstanding under the Company's stock option plan and warrants to purchase 18,209,905 common shares of Crystallex were issued and outstanding.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company's results. Critical accounting estimates for the Company include property evaluations, capitalization of exploration and development costs and commodity derivative contracts.

ACCOUNTING CHANGES

Change in Functional and Reporting Currency - Effective January 1, 2004, the Company changed its functional currency from the Canadian to US dollar. Concurrent with this change, the Company adopted the US dollar as its reporting currency. Refer to Note 2 of Notes to the Consolidated Financial Statements.

Accounting for asset retirement obligations - On January 1, 2004, the Company adopted CICA Handbook Section 3110 and changed its accounting policy to recognizing the fair value of liabilities for asset retirement obligations in the period incurred. There was no impact in the first quarter 2004 as a result of this change. Refer to Note 3 of Notes to the Consolidated Financial Statements.

Stock Based Compensation - Effective January 1, 2004, the Company changed its accounting policy for stock-based compensation and adopted the fair value method of accounting for all its stock-based compensation. Refer to Note 3 of the Notes to the Consolidated Financial Statements. Total stock option expense for the first quarter of 2004 was approximately $46,000.

Impairment of Long Lived Assets - Effective January 1, 2004, the Company adopted the new recommendations with respect to impairment of long lived assets. There was no material impact on the consolidated financial statements. Refer to Note 3 of the Notes to the Consolidated Financial Statements.

QUARTERLY INFORMATION

----------------------------------------------------------------------------------------------------------------------
US$,000  (except
per share data)                 FIRST QUARTER           SECOND QUARTER         THIRD QUARTER          FOURTH QUARTER
                               2003        2002        2003        2002       2003        2002        2003       2002
                          --------------------------------------------------------------------------------------------
Revenue                       1,358       2,119       2,508       2,247      2,809       2,098       4,655      1,833
Net Income (Loss)             4,444     (11,070)     (3,537)     (5,777)   (24,322)     (4,917)    (38,071)   (14,935)
Net  Income  (Loss)
Per Share                     $0.05      ($0.14)     ($0.04)     ($0.07)    ($0.21)     ($0.06)     ($0.32)    ($0.16)
----------------------------------------------------------------------------------------------------------------------

Revenue for the fourth quarter of 2003 was positively impacted by higher gold production and higher gold prices. Net income in the fourth quarter of 2003 as compared with the same period in 2002 reflects the impact of a C$23 million write-down of mineral properties. This was partly offset by a reduction in the non-hedge derivative loss from $34.8 million in 2002 to $21.7 million in 2003.

Refer to discussions in the 2003 annual Management's Discussion and Analysis, (MD&A) for additional information. The quarterly trends are consistent with the explanations of the annual trends set out in the annual MD&A.

RISK FACTORS

The profitability of the Company depends upon several identified factors including levels of production, commodity prices, costs of operation, financing costs, the successful integration of acquired assets and the risks associated with mining activities. Profitability will further vary with discretionary expenditures such as investments in technology, exploration and mine development. The Company operates in an international marketplace and incurs exposure to risks inherent in a multijurisdictional business environment including political risks, varying tax regimes, country specific employment legislation and currency exchange fluctuation. The Company seeks to minimize its exposure to these factors by implementing insurance and risk management programs, monitoring debt levels and interest costs, and maintaining employment and social policies consistent with sustaining a trained and stable workforce.

NON GAAP MEASURES

Total cash costs per ounce are calculated in accordance with the Gold Institute Production Cost Standard, (the "Standard"). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cash flow from Crystallex's operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce may be reconciled to our Statement of Income as follows:

------------------------------------------------------------------------------
                                                 Three Months Ended March 31,
                                                    2004                 2003
------------------------------------------------------------------------------
Operating Costs per Financial Statements      $2,659,210           $1,986,686
By-Product Credits                                    --                   --
Reclamation and Closure Costs                         --                   --
Operating Costs for Per Ounce Calculation     $2,659,210           $1,986,686

Gold Ounces Sold                                   9,614                4,166
Total Cash Cost Per Ounce Sold                      $277                 $477
------------------------------------------------------------------------------

Additional information relating to Crystallex, including the 2003 Annual Report, is available on SEDAR at www.sedar.com.

For Immediate Release                                              May 14, 2004
                                                                    RM: 11 - 04

                  CRYSTALLEX REPORTS 2004 FIRST QUARTER RESULTS

TORONTO, ONTARIO, MAY 14, 2004 - CRYSTALLEX INTERNATIONAL CORPORATION (TSX: KRY) (AMEX: KRY) today reported financial results of the Company for the first quarter ending March 31, 2004. All dollar figures are in US Dollars unless otherwise indicated.

HIGHLIGHTS

    o Las Cristinas 20,000 tonne per day feasibility study approved by the Corporacion Venezolana de Guayana, (CVG) on March 8.

    o SNC-Lavalin Engineers & Constructors Inc., (SNCL) commenced EPCM work for Las Cristinas.

    o SNCL completed a feasibility study for a 40,000 tonne per day (tpd) operation at Las Cristinas.

    o Johan van't Hof appointed as an independent member of the Board of Directors of Crystallex and as Chairman of the Audit Committee.

    o Reduced gold hedges by 33,550 ounces, or approximately 10% since year-end 2003.

    o   Net loss for the quarter of $6.7 million.

    o Subsequent to quarter end, closed a common share financing for net proceeds of $82.2 million.

    o On April 15, the Las Cristinas Environmental Impact Study (EIS) was submitted to the CVG and The Ministry of the Environment and Natural Resources.

"Our first quarter results reflect both excellent progress at Las Cristinas and a meaningful improvement at our producing operations," said Todd Bruce, President and Chief Executive Officer. "We have assembled a first rate team with many years of project experience to direct the development of Las Cristinas. SNC Lavalin completed a 40,000 tonne per day feasibility study for Las Cristinas during the first quarter. The results of this study provide Crystallex with the flexibility to establish early in the project life an expanded operation subject to financing capacity."

"During the quarter, in keeping with our stated policy of reducing our gold hedge book, we settled outstanding gold contract positions by 10%, or approximately 33,000 ounces."

"Our financial position has improved considerably since year-end. The net proceeds of $82.2 million we raised in a common share financing subsequent to quarter end will fund the ongoing development of Las Cristinas throughout 2004."





                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004
           (ALL DOLLAR AMOUNTS IN US DOLLARS, UNLESS OTHERWISE STATED)

Management's Discussion and Analysis ("MD&A") of the financial condition and results of the operations of Crystallex International Corporation ("Crystallex" or the "Company") should be read in conjunction with the unaudited consolidated financial statements and the related notes. Effective January 1, 2004, the Company prepares and files its unaudited consolidated financial statements and MD&A in United States dollars.



KEY STATISTICS
------------------------------------------------------------------------------------------------------------
                                                                               Three Months Ended March 31,
                                                                                     2004              2003
------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Gold Production (ounces)                                                           12,006             4,325
Gold Sold (ounces)                                                                  9,614             4,166
Per Ounce Data:
     Total Cash Cost (1)                                                             $277              $477
     Average Realized Gold Price                                                     $401              $346
     Average Spot Gold Price                                                         $408              $352
FINANCIAL RESULTS ($ THOUSANDS)
Revenues                                                                           $3,943            $1,358
Net Income (Loss)                                                                 ($6,651)           $4,444
Net Income (Loss) per Basic Share                                                  $(0.04)            $0.05
Cash Flow from Operating Activities(2)                                            ($8,856)          ($3,766)


FINANCIAL POSITION ($ THOUSANDS)                                        At March 31, 2004  At Dec. 31, 2003
                                                                        -----------------  ----------------
Cash and Equivalents                                                              $13,751           $26,204
Working Capital (Deficiency)                                                     $(13,768)           $3,640
Total Debt                                                                         $6,973            $7,488
Shareholders' Equity                                                              $73,465           $78,998
Common Shares Outstanding                                                     148,897,845       135,403,523
------------------------------------------------------------------------------------------------------------

(1) Total Cash Costs are calculated in accordance with The Gold Institute Standards. For an explanation, refer to the section on Non-GAAP measures. The calculation is based on ounces of gold sold, not ounces produced.

(2) Cash flow after working capital changes and before capital expenditures.

FINANCIAL RESULTS OVERVIEW

Gold sales revenue for the quarter ended March 31, 2004 more than doubled to $3.9 million, as compared with $1.4 million for the corresponding quarter in 2003. The increase in revenue was attributable to selling more ounces of gold and realizing a higher average gold price. The Company produced 12,006 ounces of gold and sold 9,614 ounces during the first quarter of 2004, compared with 4,325 ounces produced and 4,166 ounces sold in the year earlier quarter. The average realized price during the first quarter of 2004 was $401 per ounce, as compared with an averaged realized price of $346 per ounce in the first quarter of 2003. The higher realized price reflects higher spot gold prices, which averaged $408 per ounce during the first quarter of 2004, as compared with $352 per ounce for the same period in 2003.

For the three months ended March 31, 2004, Crystallex recorded a loss of $6.7 million or $0.04 per share, inclusive of a non-hedge derivative loss of $2.7 million. For the same period in 2003, Crystallex had net income of $4.4 million or $0.05 per share, including a non-hedge derivative gain of $5.7 million.

Cash flow from operating activities for the first quarter of 2004 was negative $8.9 million as compared with negative $3.8 million for the comparable quarter in 2003. A positive mine operating margin (revenue less mine operating costs) of approximately $1.3 million was offset by $2.7 million of general and administrative expenses. In addition, the Company spent $3.6 million to financially settle gold contract positions during the quarter, which contributed to the cash flow deficit. The impact of the cash expenditures on the gold hedge book is reflected in the non-hedge derivative loss. Cash flow was also negatively impacted by a $3.4 million net change in working capital items during the quarter.

PROJECT DEVELOPMENT AND OPERATIONS REVIEW

LAS CRISTINAS

Crystallex continued to further advance the exploitation and development of Las Cristinas during the first quarter of 2004. As reported recently, Crystallex is building an experienced project development team and during the first quarter hired a VP Technical Services, a Corporate Manager, Projects and a VP Environment. In addition, a Manager, Mining and a Manager, Health and Safety have been hired for Las Cristinas.

Work commenced under the Engineering, Procurement and Construction Management
(EPCM) contract that was awarded to SNCL on March 25, 2004. The Corporate Manager, Projects for Crystallex has moved to SNCL's offices to oversee the EPCM work. Progress on the EPCM contract to date includes:

    o   The process plant flowsheet was confirmed and the layout was determined.

    o Specifications for long lead-time equipment have been issued to vendors for competitive quotes.

    o The mine equipment fleet has been simplified from two fleets to one. The Feasibility Study contemplated a fleet of smaller trucks for mining the softer saprolite ore and a fleet of larger trucks and shovels for the harder bedrock ore. Based upon a review and tour of mining practices at operations with similar mining characteristics, the Company has decided to use 100 tonne trucks for mining in both saprolite and bedrock ores.

In addition, geotechnical and hydrogeological drill programs are underway under the supervision of SNCL. The geotechnical drilling is designed to determine soil conditions in the area of the process plant and the tailings management facility, while the hydrogeological drilling will assist in determining and monitoring below surface water flows. The drilling should be completed by the end of May. Further studies are also being conducted at Lakefield Research on waste rock and ore chemistry.

The second phase of the Las Cristinas socio-economic study has recently started and will take approximately three months in the field to complete. The second phase includes completing the socio-economic baseline data collection, undertaking a socio-economic impact study and developing a socio-economic mitigation plan.

During the first quarter of 2004, SNCL completed a full feasibility study for Las Cristinas based on a 40,000 tpd processing rate. The initial (base case) feasibility study completed by SNCL in September 2003 contemplated a 20,000 tpd processing rate. The 40,000 tpd study demonstrates that the already favourable economics of the 20,000 tpd base case can be materially improved by constructing a larger scale operation. The 40,000 tpd study will provide Crystallex with the flexibility to establish early in the project life a 40,000 tpd operation subject to sufficient financing capacity in the equity and/or debt markets. Crystallex is designing the 20,000 tpd operation to allow for an expansion to 40,000 tpd while minimizing expenditures for alterations to the 20,000 tpd operation during the expansion.

Under the 40,000 tpd case, proven and probable reserves, at a $325 per ounce gold price, are estimated at 11.1 million ounces. Gold production averages almost 500,000 ounces per year over a twenty year mine life, and is approximately 550,000 ounces per year for the first five years. Average annual cash costs are $153 per ounce for the first five years and $193 per ounce over the project life. Using a $325 per ounce gold price, the unleveraged, pre-tax IRR is 16.8%. At $375 per ounce, the IRR rises to 24.3%.

Key project highlights contained in the 20,000 tpd and 40,000 tpd feasibility studies are tabled below:

---------------------------------------------------------------------------------------------------
                                                           20,000 TPD             40,000 TPD
---------------------------------------------------------------------------------------------------
Reserves(1) (at $325 per ounce)                       246 million tonnes @   297 million tonnes @
                                                            1.29 g/t               1.17 g/t
                                                      10.2 million ounces     11.1 million ounces

Mine Life                                                   34 Years               21 Years
Strip Ratio                                                   1.34                   1.04
Metallurgical Recovery                                        89%                     89%

Average Annual Production - Life of Mine                    266,000                 490,000
Average Annual Production - First Five Years                311,000                 549,000

Average Cash Cost with Royalties - Life of Mine             $197/oz                 $193/oz
Average Cash Cost with Royalties - First Five Years         $144/oz                 $153/oz

Average Operating Cost - Life of Mine                     $6.70/t ore             $5.97/t ore

Development Capital Cost                                  $243 million           $365 million
VAT Estimate                                              $39 million            $59 million

Undiscounted Free Cashflow @ $325 Gold                    $742 million           $745 million
Undiscounted Free Cashflow @ $375 Gold                    $1.2 billion           $1.2 billion

IRR @ $325 Gold Pre-Tax                                      13.8%                   16.8%
IRR @ $325 Gold After-Tax                                    10.5%                   12.1%

IRR @ $375 Gold Pre-Tax                                      19.4%                   24.3%
IRR @ $375 Gold After-Tax                                    14.6%                   17.5%
---------------------------------------------------------------------------------------------------

 (1) Mineral reserve estimates in the Feasibility Studies have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy, and Petroleum as adopted by the Canadian Securities Regulators in National Instrument 43-101 and also meet SEC Industry Guide 7 reserve definitions.

PRODUCTION

--------------------------------------------------------------------------
                                             Three Months Ended March 31,
GOLD PRODUCTION (OUNCES)                           2004              2003
--------------------------------------------------------------------------
     La Victoria                                      0             3,176
     Tomi Open Pits                              10,214               387
     Tomi Underground                               824                 0
     Purchased Material                             968               762
                                          --------------------------------
TOTAL GOLD PRODUCTION (OUNCES)                   12,006             4,325
--------------------------------------------------------------------------

Gold production in the first quarter of 2004 was 12,006 ounces, an improvement on the 4,325 ounces produced in the comparable period in 2003. The production gains are attributable, in the main, to improvements in equipment availability and utilization, which provided for a steady supply of ore to the Revemin mill, and improved operating performance at the mill itself. Revemin processed eighty percent more ore in the first quarter of 2004 than in the same quarter in 2003. In addition, both higher gold recoveries and higher ore grades contributed to the increase in production. In the first quarter of 2004, gold recovery averaged 92% and the average grade was 3.92 g/t, while in the same period in 2003 gold recovery averaged 71% and the average grade was 2.84 g/t.

The improvements in mine equipment and mill operating performance are a result of providing capital to the operations in the fourth quarter of 2003 for spare parts, equipment maintenance, new equipment and mill reagents. Higher recoveries and ore grades were achieved by mining exclusively at the Tomi deposits in the first quarter of 2004. The Tomi ore is higher grade and higher gold recoveries are achieved than when processing the refractory ore from the La Victoria deposit.

TOMI

---------------------------------------------------------------------------
                                               Three Months Ended March 31,
100% Basis                                       2004                2003
---------------------------------------------------------------------------

TOMI OPEN PITS (100% CRYSTALLEX)

Tonnes Ore Mined                              104,000               9,000
Tonnes Waste Mined                            826,000              17,000
Tonnes Ore Processed                           98,000               8,000
Average Grade of Ore Processed (g/t)             3.52                2.17
Recovery Rate (%)                                  93%                 73%
---------------------------------------------------------------------------
Production (ounces)                            10,214                 387
TOMI UNDERGROUND (100% CRYSTALLEX)
Tonnes Ore Mined                                5,400                   0
Tonnes Ore Processed                            4,500                   0
Average Grade of Ore Processed (g/t)             6.01                   0
Recovery Rate (%)                                  94%                  0%
---------------------------------------------------------------------------
Production (ounces)                               824                   0
---------------------------------------------------------------------------

On the Tomi concession, the Company is conducting mining activities at the Milagrito and Mackenzie open pit mines and the Charlie Richards underground mine. At the open pit mines, all ore production in the first quarter came form the Milagrito mine, while the focus at Mackenzie was waste stripping. Gold production from the open pits was 10,214 ounces during the first quarter of 2004, as compared with 387 ounces for the comparable period in 2003. The Company did not make a decision to reactivate mining at the open pits until late in March, 2003 (and did not shift all open pit mining activities to Tomi until the end of the third quarter of 2003 after the decision to temporarily suspend mining at La Victoria). Reserves are expected to be depleted at Milagrito later in the year, at which time production will move to the Mackenzie pit and possibly the Fosforito deposit which is presently under evaluation.

Ramp development and mining operations continue to advance toward design levels at the Charlie Richards underground mine, however, progress during the first quarter was slowed due to delays in releasing new equipment from customs. At the end of April, a scooptram, an underground truck, man carriers and two drills arrived at the mine site. A second scooptram and underground truck have arrived at port. The receipt of the second truck and scooptram at site, expected by the end of May, should allow operations to achieve the planned mining rate of 200 tonnes of ore per operating day by the fourth quarter of the year.

LA VICTORIA

----------------------------------------------------------------------------
                                               Three Months Ended March 31,
100% Basis                                    2004                    2003
----------------------------------------------------------------------------
LA VICTORIA (51% CRYSTALLEX)(1)

Tonnes Ore Mined                                 0                  48,000
Tonnes Waste Mined                          82,000                 146,000
Tonnes Ore Processed                             0                  48,000
Average Grade of Ore Processed (g/t)             0                    2.91
Recovery Rate (%)                                0%                     71%
----------------------------------------------------------------------------
Production (ounces)                              0                   3,176
----------------------------------------------------------------------------
(1) Crystallex owns 80% of El Callao Mining Corp, which in turn has an indirect 51% equity interest in La Victoria through the Venezuelan holding company, Osmin Holdings Limited. However, Crystallex has an 87.5% share of the distributable cashflow from Osmin until the first $4.0 million of debt owing from Osmin is repaid. Thereafter, Crystallex has a 75% share of the cashflow until the total debt from Osmin due indirectly to Crystallex (approximately $23.6 million at March 31, 2004) is fully repaid and a 51% share thereafter. Presently, there is no distributable cashflow, and Crystallex reports all production and reserves for its account.

At the end of the third quarter of 2003, the Company suspended operations at the La Victoria mine. It was determined that a large proportion of the unoxidized ore is refractory and, as a result of low gold recoveries, the ore is uneconomic to process in a conventional cyanide-in-leach processing circuit. Preliminary metallurgical bench testwork demonstrated that the ore is amenable to pre-treatment with a Bio-Oxidation process and the Company has shipped an ore sample to South Africa to further assess the Bio-Oxidation process in a pilot plant test.

As reported, at year-end 2003, the Company wrote-down the carrying value of La Victoria by $14.5 million, reducing the carrying value to zero as it was determined that the asset value, based upon reserves at December 31, 2003, was less than the net book value. A drilling program is currently underway at La Victoria and when the new reserve estimate and Bio-Oxidation pilot plant results are available in the third quarter, the Company will undertake an evaluation to determine if installation of a Bio-Oxidation plant is economically viable.

REVEMIN MILL

----------------------------------------------------------------------------
                                                 Three Months Ended March 31,
100% Basis                                          2004               2003
----------------------------------------------------------------------------
REVEMIN MILL
La Victoria Ore Processed (tonnes)                     0             48,000
Tomi Open Pit Ore Processed (tonnes)              98,000              8,000
Tomi Underground Ore Processed (tonnes)            4,500                  0
Purchased Material Ore Processed (tonnes)         18,000             11,000
----------------------------------------------------------------------------
TOTAL ORE PROCESSED (TONNES)                     120,500             67,000
HEAD GRADE OF ORE PROCESSED (G/T)                   3.39               2.84

TOTAL RECOVERY RATE (%)                               92%                71%
TOTAL GOLD RECOVERED (OUNCES)                     12,006              4,325
----------------------------------------------------------------------------
VENEZUELA - COSTS (US$/OUNCE)(1)
TOTAL CASH COST PER OUNCE SOLD                      $256               $516
COST PER TONNE OF ORE PROCESSED                    $8.94              $9.47
----------------------------------------------------------------------------
(1) Ore from Tomi, La Victoria and purchased material is processed at the Company's Revemin mill.

The Revemin mill operated at full capacity of approximately 1,350 tonnes per day during the first quarter of 2004. This compares favourably with an operating rate of just 55% of capacity during the first quarter of 2003. The low rate in the first quarter of 2003 was due to insufficient ore feed from the La Victoria mine. Improved equipment availability and utilization at the Tomi open pits ensured a steady feed of ore to Revemin during the first quarter of 2004.

Crystallex continued with a $1.0 million modernization project at Revemin in the first quarter of 2004. The project entails upgrading a number of areas in the plant including the grinding circuit, the carbon-in-leach circuit, carbon conditioning, air and water distribution and automation. The project is designed to improve efficiency and safety and increase the processing capacity to approximately 1,500 tonnes per day upon completion by the middle of 2005.

INCOME STATEMENT

GOLD SALES REVENUE

Gold sales revenue for the first quarter of 2004 was $3.9 million, as compared with $1.4 million for the comparable period in 2003. The increase in revenue was a result of selling more ounces of gold at a higher average realized price. Crystallex produced 12,006 ounces of gold in the first quarter of 2004 and sold 9,614 ounces of gold as compared with production of 4,325 ounces and sales of 4,166 ounces in the first quarter of 2003. The ounces recognized as sold during the quarter are less than ounces produced as revenue is recognized when the gold is sold. Crystallex receives the spot price of gold for its gold sales and realized an average price of $401 per ounce on gold sales in the first quarter of 2004. The average realized price during the first quarter of 2003 was $346 per ounce. The spot price of gold averaged $408 per ounce during the first quarter of 2004, as compared with $352 per ounce for the comparable period in 2003.

OPERATING EXPENSES

The total cash cost during the first quarter of 2004 was $277 per ounce of gold sold, an improvement over the $477 per ounce for the comparable period in 2003. As noted, the improvement is largely due to improved mill throughput, higher equipment availability, the processing of higher grade ore and better gold recoveries.

GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative expenses were $2.7 million for the first quarter of 2004, up from $2.1 million for the corresponding quarter in 2003. The current quarter was primarily impacted by higher compensation due to hiring five executives who were not employees during the first quarter of 2003.

FORWARD SALES AND WRITTEN CALL OPTIONS

During the first quarter of 2004, the Company continued towards its goal of eliminating its gold contract positions. A total of 33,550 ounces of call options were settled financially during the quarter at a cost of $3.6 million. Crystallex intends to continue to settle financially contract positions at opportune times throughout the remainder of the year. The Company also plans to negotiate with its counterparties to roll certain 2004 contract positions to future periods.

As tabled below, at March 31, 2004, the Company's derivative position was comprised of 125,856 ounces of fixed forward contracts at an average price of US$305 per ounce, and 190,619 ounces of call options sold at an average price of US$303 per ounce.

---------------------------------------------------------------------------------------------------
                                                2004           2005            2006          TOTAL
---------------------------------------------------------------------------------------------------
Fixed Forward Gold Sales (ounces)             43,430         42,430          39,996        125,856
Average Price (US$/ounce)                       $300           $305            $310           $305
Written Gold Call Options (ounces)            93,687         94,932           2,000        190,619
Average Exercise Price (US$/ounce)              $298           $309            $348           $303
TOTAL (OUNCES)                               137,117        137,362          41,996        316,475
AVERAGE PRICE (US$/OUNCE)                       $299           $308            $312           $304
---------------------------------------------------------------------------------------------------

Accounting for Derivative Instruments

The Company's existing forward sales and call options are designated as derivatives so they do not qualify for the normal sales exemption, (or hedge accounting) for accounting treatment. The Company's metal trading contracts are recorded on the Balance Sheet at fair market value. Crystallex has no off-balance sheet gold contracts. Changes in the fair value of derivatives recorded on the Balance Sheet are recorded in earnings as an unrealized non-hedge derivative (loss) gain in the Statement of Operations. The gains and losses occur because of changes in commodity prices and interest rates.

The variation in the fair market value of options and forwards from period to period can cause significant volatility in earnings. This fair market value adjustment is an unrealized loss that may impact the Company's cash flow. For the first quarter of 2004, the total unrealized mark-to-market gain on the non-hedge derivative positions was approximately $900,000. In addition, realized losses of $3.6 million arising from financial settlement of contracts were also recognized.

Mark-to-Market (Fair Value)

At March 31, 2004, the unrealized mark-to-market value of the Company's gold forward sales and call options, calculated at the quarter end spot price of US$424 per ounce was negative $39.8 million. This fair value is recorded on the Balance Sheet as a liability (Deferred Credit) and represents the replacement value of these contracts based upon the spot gold price at March 31, 2004 and does not represent an obligation for payment. The Company's obligations under the forward sales contracts are to deliver an agreed upon quantity of gold at a predetermined price by the maturity date of the contract, while delivery obligations under the call options sold are contingent upon the price of gold and will take effect if the gold price is above the strike price of the relevant contract at its maturity date and the option is exercised by the option holder.

In circumstances where the Company is unable to meet the obligations under the fixed forward sales or call options, the Company may negotiate with the counterparty to defer the expiry date of the forward sale or call option, or purchase gold in the market, or settle the positions financially. If the Company were to purchase gold in the market or settle financially the contracts, it would result in a reduction of the Company's cash. The table below illustrates the cash requirement if the Company had to financially settle contract positions in excess of planned production. The analysis assumes the Company resumes operations at La Victoria, the Albino mine is developed on schedule and excludes future Las Cristinas production. It also assumes the Company is unable to roll existing contracts to future periods. The March 31, 2004 spot gold price of US$424 per ounce is used.

---------------------------------------------------------------------------------------------------
US$ MILLIONS                                       2004          2005         2006         TOTAL
---------------------------------------------------------------------------------------------------
Total ounces Committed                          137,117       137,362       41,996       316,475
Planned Production(2)                            36,000(1)     75,000       65,000       176,000
Excess Committed Ounces                         101,117        62,362          nil       163,479
Average Committed Price (US$/oz)                   $298          $309         $348          $302(3)
Average Assumed Spot Price (US$/oz)                $424          $424         $424          $424
CASH REQUIRED TO SETTLE EXCESS POSITIONS          $12.7          $7.2          NIL         $19.9
---------------------------------------------------------------------------------------------------

(1) Represents forecast production for the period April-December 2004.
(2) Production forecast excludes Las Cristinas.
(3) Represents the average price for the years 2004 and 2005 in which there are excess committed ounces.

The Company cautions readers not to place undue reliance on the projected production figures illustrated above. As noted under "Forward Looking Statements" in the Company's Annual Report, predictions and forecasts involve inherent risks and uncertainties. A number of factors could cause actual results to differ from plans.

LIQUIDITY AND CAPITAL RESOURCES

WORKING CAPITAL

At March 31, 2004, the Company's working capital position was negative $13.8 million. The working capital deficiency is largely due to a $26.9 million deferred credit related to the mark-to-market value of the Company's gold contract position that is included in current liabilities.

Cash and cash equivalents decreased by $12.4 million during the first quarter of 2004, from $26.2 million at December 31, 2003 to $13.8 million at March 31, 2004. Operating activities utilized $8.9 million of cash, while capital expenditures utilized $4.1 million, with financing activities contributing $0.5 million. Subsequent to quarter end, the Company improved its cash position with an $82.2 million common share financing. Cash at April 30, 2004 was $89 million.

CASH FLOW FORM OPERATIONS

Crystallex's operating cash flow (before capital expenditures) was negative $8.9 million for the first quarter of 2004. For the comparable period in 2003, operating cash flow was negative $3.8 million. Cash from gold sales during the first quarter of 2004 generated a $1.3 million margin over direct costs of gold production, however, this was insufficient to cover $2.7 million of general and administrative expenses and $3.6 million spent during the quarter to financially settle gold contract positions. Cash flow was also negatively impacted by a $3.4 million net change in working capital items during the quarter.

The operating cash flow deficit for the first quarter of 2004 was $5.0 million higher than the deficit for the same period in 2003. The increase in the cash flow deficit was mainly due to increases in cash utilized for changes in working capital items and for settling gold contracts. These increases were partially offset by an improvement of approximately $2.0 million in the mine operating margin (revenues less mine operating costs), from a deficit of $629,000 for the first quarter of 2003 to positive mine operating cash flow of $1.3 million in the current quarter.

INVESTING ACTIVITIES

Capital expenditures during the first quarter totalled $4.1 million, as compared with $1.5 million for the same period in 2003. The increase in the current quarter was attributable to higher spending on the Las Cristinas project as well as on the Tomi concession and the Revemin mill. Capital expenditures for the first quarters of 2004 and 2003 were as follows:

------------------------------------------------------------------------------
US$ millions                FIRST QUARTER 2004         FIRST QUARTER 2003
------------------------------------------------------------------------------
Las Cristinas                      $2.7                       $1.1
Revemin and Tomi                   $1.1                       $0.0
El Callao (La Victoria)            $0.0                       $0.1
Corporate                          $0.3                       $0.3
                                   ----                       ----
Total                              $4.1                       $1.5
------------------------------------------------------------------------------

The Company is forecasting capital expenditures of $80 million on the Las Cristinas project in 2004, although the timing of the expenditures is dependent upon the receipt of all required project permits. Crystallex intends on funding the planned expenditures for 2004 with existing cash balances.

FINANCING ACTIVITIES

Debt repayments were $515,000 during the first quarter of 2004. The next scheduled principal repayment of $515,000 is due on July 2004. At March 31, 2004, total debt amounted to approximately $7 million.

Subsequent to quarter end, on April 5, 2004, the Company closed an equity financing of 25 million common shares at C$4.00 per share raising net proceeds of $71.7 million. The common share financing had an over-allotment option of
3.75 million shares at C$4.00 per share, which closed on April 28, 2004 and raised additional net proceeds of $10.5 million. Total gross proceeds amounted to $82.2 million.

OUTSTANDING SHARE DATA

At April 30, 2004, 179,498,492 of common shares of Crystallex were issued and outstanding. In addition, at April 30, 2004 options to purchase 10,286,500 common shares of Crystallex were outstanding under the Company's stock option plan and warrants to purchase 18,209,905 common shares of Crystallex were issued and outstanding.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company's results. Critical accounting estimates for the Company include property evaluations, capitalization of exploration and development costs and commodity derivative contracts.

ACCOUNTING CHANGES

Change in Functional and Reporting Currency - Effective January 1, 2004, the Company changed its functional currency from the Canadian to US dollar. Concurrent with this change, the Company adopted the US dollar as its reporting currency. Refer to Note 2 of Notes to the Consolidated Financial Statements.

Accounting for asset retirement obligations - On January 1, 2004, the Company adopted CICA Handbook Section 3110 and changed its accounting policy to recognizing the fair value of liabilities for asset retirement obligations in the period incurred. There was no impact in the first quarter 2004 as a result of this change. Refer to Note 3 of Notes to the Consolidated Financial Statements.

Stock Based Compensation - Effective January 1, 2004, the Company changed its accounting policy for stock-based compensation and adopted the fair value method of accounting for all its stock-based compensation. Refer to Note 3 of the Notes to the Consolidated Financial Statements. Total stock option expense for the first quarter of 2004 was approximately $46,000.

Impairment of Long Lived Assets - Effective January 1, 2004, the Company adopted the new recommendations with respect to impairment of long lived assets. There was no material impact on the consolidated financial statements. Refer to Note 3 of the Notes to the Consolidated Financial Statements.

QUARTERLY INFORMATION

----------------------------------------------------------------------------------------------------------------------
US$,000  (except
per share data)                 FIRST QUARTER           SECOND QUARTER         THIRD QUARTER          FOURTH QUARTER
                               2003        2002        2003        2002       2003        2002        2003       2002
                          --------------------------------------------------------------------------------------------
Revenue                       1,358       2,119       2,508       2,247      2,809       2,098       4,655      1,833
Net Income (Loss)             4,444     (11,070)     (3,537)     (5,777)   (24,322)     (4,917)    (38,071)   (14,935)
Net Income (Loss)
Per Share                     $0.05      ($0.14)     ($0.04)     ($0.07)    ($0.21)     ($0.06)     ($0.32)    ($0.16)
----------------------------------------------------------------------------------------------------------------------

Revenue for the fourth quarter of 2003 was positively impacted by higher gold production and higher gold prices. Net income in the fourth quarter of 2003 as compared with the same period in 2002 reflects the impact of a C$23 million write-down of mineral properties. This was partly offset by a reduction in the non-hedge derivative loss from $34.8 million in 2002 to $21.7 million in 2003.

Refer to discussions in the 2003 annual Management's Discussion and Analysis, (MD&A) for additional information. The quarterly trends are consistent with the explanations of the annual trends set out in the annual MD&A.

RISK FACTORS

The profitability of the Company depends upon several identified factors including levels of production, commodity prices, costs of operation, financing costs, the successful integration of acquired assets and the risks associated with mining activities. Profitability will further vary with discretionary expenditures such as investments in technology, exploration and mine development. The Company operates in an international marketplace and incurs exposure to risks inherent in a multijurisdictional business environment including political risks, varying tax regimes, country specific employment legislation and currency exchange fluctuation. The Company seeks to minimize its exposure to these factors by implementing insurance and risk management programs, monitoring debt levels and interest costs, and maintaining employment and social policies consistent with sustaining a trained and stable workforce.

NON GAAP MEASURES

Total cash costs per ounce are calculated in accordance with the Gold Institute Production Cost Standard, (the "Standard"). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cash flow from Crystallex's operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce may be reconciled to our Statement of Income as follows:

--------------------------------------------------------------------------------
                                                   Three Months Ended March 31,
                                                      2004                 2003
--------------------------------------------------------------------------------
Operating Costs per Financial Statements        $2,659,210           $1,986,686
By-Product Credits                                      --                   --
Reclamation and Closure Costs                           --                   --
Operating Costs for Per Ounce Calculation       $2,659,210           $1,986,686

Gold Ounces Sold                                     9,614                4,166
Total Cash Cost Per Ounce Sold                        $277                 $477
--------------------------------------------------------------------------------


Additional information relating to Crystallex, including the 2003 Annual Report, is available on SEDAR at www.sedar.com.

ABOUT CRYSTALLEX

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State that is currently under development. Other key assets include the Tomi Mine, the La Victoria Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577 Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

NOTE: This may include certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this presentation, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents, including but not limited to its annual information form ("AIF") and its annual report on Form 20-F, filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.

Cautionary Note to Investors - We use certain terms in this release, such as "resource," "measured resource", "indicated resource" and "inferred resource," that the SEC guidelines strictly prohibit us from including in our filings with the SEC. Furthermore, reserves have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, however, a full feasibility study is required in order to classify mineral deposits as reserves, since the SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Therefore, the amount of reserves may differ for Canadian and US reporting purposes.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

                          SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Crystallex International Corporation
                                      ------------------------------------
                                                   (Registrant)


Date   May 14, 2004                                By    /s/ Daniel R. Ross
-----------------------                         ----------------------------
                                                        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature